OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Russ Berrie and Company, Inc.
(Name of Issuer)
Common Stock, $0.10 stated value
(Title of Class of Securities)
782233 10 0
(CUSIP Number)
Robert L. Messineo, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue, New York, New York 10153
(212) 210-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	782233 10 0	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS: The Russell Berrie Foundation, a New Jersey Nonprofit Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	TIN 22-2620908

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 3 of 11 Pages
AMENDMENT NO. 5 TO SCHEDULE 13D
     The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share (“Common Shares”) of Russ Berrie and Company, Inc., a New Jersey corporation (the “Company”), filed by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the “Foundation”) on January 6, 2003 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on July 15, 2003, Amendment No. 2 to Schedule 13D, filed on May 4, 2004, Amendment No. 3 to Schedule 13D, filed on October 27, 2004, and Amendment No. 4 to Schedule 13D, filed on March 1, 2005 (the Original 13D as so amended, the “Schedule 13D As Previously Amended”), is hereby further amended as follows.
ITEM 2. IDENTITY AND BACKGROUND
          Paragraphs (a) through (f) of Item 2 of the Schedule 13D As Previously Amended are hereby deleted in their entirety and replaced with the following:

“(a)
The members of the board of trustees of the Foundation are Angelica Urra Berrie, Scott Berrie, Ilan Kaufthal, Myron Rosner, Norman Seiden and Stephen Seiden. Stephen Seiden was elected to the board of trustees of the Foundation on June 9, 2006. Ms. Berrie and Messrs. Scott Berrie, Stephen Seiden and Myron Rosner also serve as President, Vice President, Treasurer and Secretary of the Foundation, respectively. There are no other executive officers of the Foundation.

(b) — (c)	Ms. Berrie is President of the Foundation. Her business address is c/o the Foundation, Glenpointe Centre East — 7th Floor, 300 Frank W. Burr Boulevard, Teaneck, NJ 07666. See Item 4.

Mr. Scott Berrie is the Chief Executive Officer of Scojo Vision, LLC, a producer and seller of non-prescription reading glasses. The firm’s (and Mr. Berrie’s) business address is 180 Varick Street, Suite 1430, New York, NY 10014.

Mr. Kaufthal is Vice Chairman — Investment Banking of Bear, Stearns & Co., Inc., an investment banking firm. The firm’s (and Mr. Kaufthal’s) business address is 383 Madison Avenue, New York, NY 10179. See Item 4.

Mr. Rosner is Of Counsel to the law firm of Wilentz, Goldman & Spitzer P.A. The firm’s (and Mr. Rosner’s) business address is 90 Woodbridge Center, Woodbridge, NJ 07095.

Mr. Norman Seiden is Vice President of Herrod Construction Company, a construction company. The corporation’s (and Mr. Norman Seiden’s) business address is 200 Old Palisade Road, Suite 17D, Fort Lee, NJ 07024.

Mr. Stephen Seiden is President of Herrod Construction Company. Mr. Stephen Seiden’s business address is 1095 Cranbury South River Road, Jamesburg, NJ 08831.

(d) — (e)
During the last five years, none of Ms. Berrie and Messrs. Scott Berrie, Kaufthal, Rosner, Norman Seiden and Stephen Seiden has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
Each of Ms. Berrie and Messrs. Kaufthal, Rosner, Norman Seiden and Stephen Seiden is a citizen of the United States of America. Mr. Scott Berrie is a citizen of both the United States of America and the State of Israel.”

Page 4 of 11 Pages
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The following is hereby added to the end of Item 3 of the Schedule 13D As Previously Amended:
“On March 28, 2006, the Executors of the Estate of Mr. Russell Berrie distributed all 1,852,463 Common Shares held by the Estate to The Russell Berrie 2002A Trust (the “2002A Trust”), in accordance with the Last Will and Testament of Mr. Russell Berrie admitted to Probate by the Surrogate of Bergen County, New Jersey, on January 6, 2003. Immediately thereafter, on March 28, 2006, in accordance with the terms of the Trust Indenture governing the 2002A Trust (the “Trust Indenture”), the 2002A Trust made a disposition of all Common Shares held by it (including the Common Shares received pursuant to the preceding sentence), totaling 4,624,451 Common Shares, to the Foundation (the “Transferred Shares”). Also as of March 28, 2006, consistent with the intent of the Trust Indenture, all the Stock Trustees (as defined in the Trust Indenture) of the 2002A Trust (the “2002A Stock Trustees”), as such, and the Foundation entered into a Receipt, Release, Refunding and Share Voting and Disposition Agreement (the “Voting Agreement”) pursuant to which, among other things, the 2002A Stock Trustees, as such, collectively retained the sole power to vote and to dispose of all Transferred Shares, as well as any securities of the Company received by the Foundation in respect of the Transferred Shares, until December 25, 2007 or until such Voting Agreement is earlier terminated as provided therein (the “Retained Rights”). Notwithstanding the foregoing, the Retained Rights automatically terminate as to the relevant shares upon their disposition by the Foundation as directed by the 2002A Stock Trustees, which occurred as of August 10, 2006. The Voting Agreement is attached hereto as Exhibit 1. As a result of the Retained Rights, although the economic benefits of ownership of the Transferred Shares were transferred to the Foundation, the 2002A Stock Trustees, as such, collectively continued to retain the sole beneficial ownership of such shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), until the termination of the Retained Rights and the Foundation’s beneficial ownership of Common Shares for such purposes did not increase as a result of the transaction.”
ITEM 4. PURPOSES OF THE TRANSACTION
The following is hereby added prior to the last sentence of Item 4 of the Schedule 13D As Previously Amended:
“On March 15, 2006, one of the individuals named in response to Item 2 of this Schedule 13D, Ms. Angelica Berrie, filed a Statement on Schedule 13D (as it may be amended from time to time, the “AB 13D”) with respect to her beneficial ownership of Common Shares. Reference is made to Item 4 of the AB 13D with respect to the plans and proposals of Ms. Berrie regarding the Company.
On August 4, 2006, the 2002A Stock Trustees authorized the sale by the Foundation, on the terms hereinafter described, of all the Transferred Shares (as referred to in Item 3) in conjunction with the sale by the Foundation of all other Common Shares owned by it, which was simultaneously authorized by the Board of Trustees of the Foundation after considering offers that had recently been received by the Foundation for the purchase of all of its shares. On the same date, the Foundation entered into a Share Purchase Agreement, dated August 4, 2006, by and among the Foundation and certain investment entities associated with Prentice Capital Management L. P. listed on a schedule attached thereto (the “Initial Sale Agreement”) for the sale of 8,799,466 Common Shares, including the Transferred Shares and constituting all of the Common Shares owned by the Foundation (collectively, the “Foundation Shares”), at a price of $11.30 per share payable in cash. The Initial Sale Agreement is attached hereto as Exhibit 2. The sale of the Foundation Shares pursuant to the Initial Sale Agreement was subject to the Board of Directors of the Company taking certain action relating to its reconstitution and satisfaction of other customary closing conditions. At the request of the purchasers under the Initial Sale Agreement, the Foundation, with the approval of the 2002A Stock Trustees, and the other parties to the Initial Sale Agreement amended and restated such agreement as of August 9, 2006, so as to reduce the number of Common Shares to be sold pursuant thereto by one-half and to make certain other immaterial changes (as so amended, the “Revised Sale Agreement”) and the Foundation, with the approval of the 2002A Stock Trustees, simultaneously

Page 5 of 11 Pages
entered into a substantively identical Share Purchase Agreement pursuant to which D.E. Shaw Laminar Portfolios, LLC agreed to purchase one-half of the Foundation Shares on the same terms and conditions as contained in the Revised Sale Agreement (the “Companion Sale Agreement”). The Revised Sale Agreement and the Companion Sale Agreement are attached hereto as Exhibits 3 and 4. On August 10, 2006, the Foundation sold all of the Foundation Shares in accordance with the terms and conditions of the Revised Sale Agreement and the Companion Sale Agreement. Simultaneously with the consummation of such sale of the Foundation Shares, Ms. Berrie and Mr. Kaufthal resigned as members of the Company’s Board of Directors.”
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D As Previously Amended is hereby deleted in its entirety and replaced with the following, in order to reflect, among other things, the sale by the Foundation of all the Foundation Shares:
“(a)	Aggregate amount and percentage of class beneficially owned by:
(i)	The Foundation — 0 Common Shares; 0.00%

(ii)	Angelica Urra Berrie — 24,783 Common Shares (including currently exercisable options to acquire 15,000 Common Shares); 0.12%

(iii)	Scott Berrie — 0 Common Shares; 0.00%

(iv)	Ilan Kaufthal — 21,000 Common Shares (including currently exercisable options to acquire 15,000 Common Shares); 0.10%

(v)	Norman Seiden — 0 Common Shares; 0.00%

(vi)	Myron Rosner — 0 Common Shares; 0.00%

(vii)	Stephen Seiden — 0 Common Shares; 0.00%
Percentage beneficial ownership is calculated based on 20,853,372 Common Shares outstanding as of July 31, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(b)	(i) The Foundation has:
(1)	sole power to vote or to direct the vote of:

0 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

(3)	sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares

Page 6 of 11 Pages
(ii)	Angelica Urra Berrie has:
(1)	sole power to vote or to direct the vote of:

24,783 Common Shares, representing 9,783 Common Shares and currently exercisable options to acquire 15,000 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

(3)	sole power to dispose or to direct the disposition of: 24,783 Common Shares, representing 9,783 Common Shares and currently exercisable options to acquire 15,000 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares
(iii)	Scott Berrie has:
(1)	sole power to vote or to direct the vote of:

0 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

(3)	sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares
(iv)	Ilan Kaufthal has:
(1)	sole power to vote or to direct the vote of:

21,000 Common Shares, representing 6,000 Common Shares and currently exercisable options to acquire 15,000 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

Page 7 of 11 Pages
(3)	sole power to dispose or to direct the disposition of:

21,000 Common Shares, representing 6,000 Common Shares and currently exercisable options to acquire 15,000 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares
(v)	Norman Seiden has:
(1)	sole power to vote or to direct the vote of:

0 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

(3)	sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares
(vi)	Myron Rosner has:
(1)	sole power to vote or to direct the vote of:

0 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

(3)	sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares
(vii)	Stephen Seiden has:
(1)	sole power to vote or to direct the vote of:

0 Common Shares;

(2)	shared power to vote or to direct the vote of:

0 Common Shares;

Page 8 of 11 Pages
(3)	sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	shared power to dispose or to direct the disposition of:

0 Common Shares
(c)	In the past sixty days, none of the Foundation, Ms. Berrie and Messrs. Kaufthal, Scott Berrie, Rosner, Norman Seiden or Stephen Seiden has effected any transactions in Common Shares, other than (i) the sale of all the Foundation Shares on August 10, 2006 described in Item 4 hereof, (ii) the sale by Mr. Rosner on August 14, 2006, of (A) 500 Common Shares in a brokerage transaction on the open market at a price of $11.34 per share, (B) 157 Common Shares in a brokerage transaction on the open market at a price of $11.37 per share, (C) 1,000 Common Shares in a brokerage transaction on the open market at a price of $11.30 per share and (D) 1,100 Common Shares in a brokerage transaction on the open market at a price of $11.32 per share and (iii) the sale by Mr. Rosner and Liesa Rosner on August 14, 2006, of 750 Common Shares in a brokerage transaction on the open market at a price of $11.31 per share.

(d)	Not applicable.

(e)	As of August 10, 2006, the Foundation ceased to be the owner of any Common Shares.”
ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D As Previously Amended is hereby deleted in its entirety and replaced with the following:
“Other than as described in Items 3, 4 and 5 of this Schedule 13D, none of the Foundation, Ms. Berrie and Messrs. Scott Berrie, Kaufthal, Norman Seiden, Stephen Seiden and Rosner has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons named in Item 2 of this Schedule 13D or any other person with respect to any securities of the Company.”

Page 9 of 11 Pages
ITEM 7 MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1 — Receipt, Release, Refunding and Share Voting and Disposition Agreement, dated as of March 28, 2006, among the 2002A Stock Trustees and the Foundation.
Exhibit 2 — Share Purchase Agreement, dated as of August 4, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.
Exhibit 3 — Amended and Restated Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.
Exhibit 4 — Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and D.E. Shaw Laminar Portfolios, LLC.

Page 10 of 11 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 17, 2006

The Russell Berrie Foundation, a New Jersey Nonprofit Corporation

By:	/s/ Myron Rosner

Name: Myron Rosner Title: Secretary

Page 11 of 11 Pages
EXHIBIT INDEX

Exhibit No	Description
Exhibit 1	Receipt, Release, Refunding and Share Voting and Disposition Agreement, dated as of March 28, 2006, among the 2002A Stock Trustees and the Foundation.

Exhibit 2	Share Purchase Agreement, dated as of August 4, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.

Exhibit 3	Amended and Restated Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.

Exhibit 4	Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and D.E. Shaw Laminar Portfolios, LLC.